Filed by Trinity Merger Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Trinity Merger Corp.
Commission File No.: 001-38488

The following is a transcript of a joint conference call and webcast with representatives of Trinity Merger Corp. (“Trinity”) and Broadmark real estate lending companies and management companies (“Broadmark”) regarding the pending business combination of Trinity and Broadmark.  The conference call will be available for replay at:  U.S. Toll Free: 1.855.454.6212 (International: 1.941.999.2091); PIN: 21163#.

Operator:
Good morning everyone. Thank you for joining the transaction announcement conference call set up by Trinity Merger Corp. and the Broadmark real estate lending and management companies, which will be referred to as the Broadmark Group for the remainder of this call. Please note, yesterday’s press release as well as the Form 8-K of Trinity Merger Corp. containing an investor deck, the merger agreement and related documents, and the Registration Statement on Form S-4 filed by Trinity Sub Inc., can be found at the website of the U.S. Securities and Exchange Commission at www.sec.gov. Please review the forward-looking statements found on Slide [3] of the investor deck included as an exhibit to the Form 8-K and these other materials at your earliest convenience. Today’s presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities of Trinity Merger Corp., Trinity Sub Inc., or the Broadmark Group. The investor presentation has been prepared to assist interested parties in making their own evaluation of the proposed investment and for no other purpose. Hosting today’s call are Sean Hehir, CEO of Trinity Merger Corp., Steve Haggerty, a Managing Partner of Trinity Investments, an affiliate of the sponsor of Trinity Merger Corp., Joseph Schocken, President of Broadmark Capital, which is part of the Broadmark Group, and Jeffrey Pyatt, President of Pyatt Broadmark Management, which is also part of the Broadmark Group. Upon closing of the proposed transaction, Mr. Schocken will become Chairman and Mr. Pyatt will become Chief Executive Officer of the combined company, which will operate under the name Broadmark Realty Capital Inc. and elect to be taxed as a real estate investment trust under the tax code. I will now turn the conference over to Mr. Hehir. Please go ahead.

Sean Hehir:
Thank you. Good morning. We appreciate everyone dialing into today’s call. We’re very excited to share with you the proposed business combination between Trinity Merger Corp and the Broadmark Group. When my partner, Lee Neibart, and I formed Trinity Merger Corp and completed its IPO in May 2018, raising $345 million in gross proceeds, our mission was to identify a business combination target with a real estate component. Specifically, we were looking for a fundamentally strong business with significant growth potential that was run by a proven management team that could benefit from our extensive operating and deal-making experience. After reviewing a number of opportunities, we found the Broadmark Group and we believe this transaction fits our acquisition criteria perfectly.

Sean Hehir:
The Broadmark Group is a leading provider of short-term senior secured financing to real estate investors and developers with key markets across the United States that exhibit favorable demographic trends. Importantly, the Broadmark Group maintains a competitive advantage in the marketplace through its proven lending process and its proprietary network of borrowers and capital providers. The Broadmark Group is a highly profitable lender that enjoys multiple avenues for sustained growth across existing and new markets.

Sean Hehir:
Since its inception in 2010, the Broadmark Group has raised more than $820 million in equity capital through its different investment vehicles, generated strong loan portfolio growth and consistently delivered monthly unlevered distributions representing annual returns of 10 to 11% uninvested capital. Importantly, the Broadmark Group has no debt on its balance sheet. Under the terms of the merger agreement, Trinity Merger Corp will acquire the Broadmark Group for $1.2 billion in total consideration, creating an internally-managed unlevered mortgage rate.

Sean Hehir:
The financial consideration is comprised of 92% or $1.1 billion in Broadmark Realty Capital stock and 8% or $98 million in cash. The cash component of the purchase price will be paid to the equity owners of Broadmark’s Real Estate Management companies as part of an internalization transaction and will be funded by Trinity Merger Corp’s cash held in trust. The remainder of the purchase price will be paid in newly issued shares of Broadmark Realty Capital’s common stock. In addition, Broadmark Realty Capital is expected to have no debt outstanding at closing.

Sean Hehir:
Affiliates of Farallon Capital Management, a global asset management firm and leading financial services and real estate investor, has committed to invest in $75 million of Broadmark Realty Capital’s common stock in a PIPE transaction at the reference price, which is the per share value of the funds held in Trinity’s trust account, for the benefit of public stockholders. The reference price is currently estimated to be $10.47 cents per share at closing. The proceeds from Farallon’s investment will be used to fund transaction-related expenses and the ongoing business operations of Broadmark Realty following the consummation of the business combination including funding new loan origination opportunities in existing, where the market opportunity remains robust, and new markets.

Sean Hehir:
We are excited to bring to the public markets an established, successful, unlevered real estate lending platform that we believe will be the only national $1.5 billion market cap public specialty finance company focused on short-term, high-yielding secured real estate loans. Again, we’re excited about this highly complementary business combination and look forward to doing everything we can to ensure a successful close. I’m now going to turn the call over to Steve Haggerty who will talk about what’s driving demand for the Broadmark Group’s products and highlight the company’s impressive financials.

Steve Haggerty:
Thanks, Sean. It’s important to note that the Broadmark Group serves a growing niche space where competitors are not able to operate efficiently. There’s tremendous national demand for this real estate financing that the Broadmark Group offers, which had previously been provided by regional, community, and commercial banks. This demand is being driven in part by sustained migration of Americans out of high-cost states and into low-cost States. This migration started shortly after the financial crisis and has led to rising demand for housing, and by extension construction financing in each of the nine states where the Broadmark Group is currently operating.

Steve Haggerty:
However, regulatory changes have made it more difficult for banks to provide transitional loans, creating a major supply/demand imbalance for real estate debt. The Broadmark Group has filled this void by establishing itself as a preferred and reliable alternative lender for construction, land and development financing for commercial and residential properties. Over the last decade, the Broadmark Group has strategically expanded its footprint into states like Texas, Colorado, and Utah that have experienced favorable demographic trends including significant population and job growth. These factors have led to increased housing demand and increased construction activity.

Steve Haggerty:
We are particularly excited about the opportunity that Broadmark Group has to grow in its existing markets, which remain significantly under-penetrated. We expect that combining Trinity Merger Corp’s financial strength and resources with the Broadmark Groups’ proven platform and deep experience and expertise will help fuel significant growth in these markets, positioning the combined company well to create value for stockholders. We believe that Broadmark Group is a best in class partner for those in the middle market seeking flexible, reliable financing solutions. Moreover, we fully subscribe to the Broadmark Group’s philosophy of prudent growth, which it focuses on risk avoidance and capital preservation above all else. We believe this approach is what has made and will continue to make the Broadmark Group very successful.

Steve Haggerty:
Turning to the topic of financial performance, the Broadmark Group has demonstrated consistent revenue and net income growth underscored by the strength of its lending platform, efficiency of its business model, and its commitment to adhering to time-tested capital preservation strategies. The internal structure offers substantial fee generation opportunity and significant economies of scale going forward. Following the transaction and once excess cash is fully invested, Broadmark Realty Capital is estimated to generate approximately 185 to 200 million of annual distributable cash flow or $1.25 to $1.35 per share, based on 148.4 million shares outstanding. This represents an illustrative unlevered yield of 11.9% to 12.9% based on a reference price of $10.47.

Steve Haggerty:
We believe that Broadmark Really Capital is poised to capitalize on many growth opportunities that will lead to continued strong revenue growth while maintaining attractive unlevered yields and significant cash flow generation. We encourage you to reference the Financial Overview section of the presentation beginning on slide 28, which provides the projected financial results. I will now turn it over to Joe Schocken who will provide more color on the Broadmark Group’s philosophy and track record of success.

Joseph Schocken:
Thank you, Steve, and thank you to everybody for your interest in our business. We hope you find our business model and growth prospects as attractive as we do. During his remarks, Steve talked about the Broadmark Group’s business philosophy, which has always been focused on controlled and disciplined growth as a means to protect our investors capital. These principles guide everything we do as an organization, and our lending approach will not change upon the completion of this business combination. We fully intend to employ the same rigorous underwriting and strict loan process that has resulted in minimal losses since our inception and enabled us to deliver consistent, attractive, unlevered returns and consistent monthly dividends. This is a track record that we’re incredibly proud of and one that we fully intend to build upon as a public company.

Joseph Schocken:
On the topic of becoming a publicly traded company, this is something that was very attractive to us because we have always been capital constrained. Accessing the public markets provides us with a permanent source of capital to advance our lending strategy and will allow us to better serve our existing customers. It also provides our existing investors liquidity and allows them to participate in the future growth of the combined platform. So while our name and legal structure will change upon the completion of this transaction, the way we conduct business certainly will not. We will remain laser-focused on executing as we have over the past nine years. With that said, allow me to introduce my partner, Jeff Pyatt, with the opportunity to elaborate on the Broadmark Group’s sustainable competitive advantages.

Jeffrey Pyatt:
Thanks, Joe. The Broadmark Group has established a competitive advantage in the real estate lending space through its experience, local market knowledge, relationships, high-touch service, and reliability. As of March 31, 2019, we had approximately $992.2 million in total committed loans. We target geographic regions that exhibit favorable demographic trends. Over time, we’ve refined our unlevered credit-focused strategy, which is proven to generate a double-digit dividend yield with limited correlation to the broader equity markets. This is a highly attractive proposition for investors who are seeking reliable income.

Jeffrey Pyatt:
As it relates to our lending strategy, we believe targeting loans with short-term maturities provides multiple benefits. Not only does this approach mitigate interest rate risk due to faster repricing ability, it offers a superior buffer on any collateral price declines compared to long-term loans. Our proven lending process and deep market intelligence have been cultivated over many years and so have our relationships with more than 500 borrowers, many of whom are repeat customers. In fact, 65% of the loans in our first two private investment vehicles have been the repeat borrowers, reflecting our compelling value proposition.

Jeffrey Pyatt:
It’s important to note that we don’t sacrifice quality to fuel our loan pipeline. We conduct rigorous underwriting and have strict loan processes. The average loan-to-value ratio on our loans is approximately 58%, and they are secured by full-recourse personal guarantees. Our relationships and processes that enabled us to originate $1.8 billion in loans while only experiencing approximately $400,000 in losses since our inception. The reason we’ve been able to attract such a large amount of repeat business is because we are reliable, and borrowers are willing to pay premium loan pricing in return for certainty of execution.

Jeffrey Pyatt:
Our capital relationships are powerful and provide the combined company with another avenue to fuel growth. The Trinity Merger Corp team recognizes and appreciates the highly differentiated lending platform that we’ve built and shares in our desire to responsibly scale the platform nationwide to capitalize on the strong demand for the type of flexible financing solutions that we offer. By combining our collective real estate experience and industry relationships, we believe we will be able to further enhance the business and fuel growth opportunities. Post combination, the combined company anticipates having significant available cash to fund our existing approximately $200 million in near-term loan pipeline. Now, I’ll turn the call back over to Sean for some closing remarks.

Sean Hehir:
As a public market story, the Broadmark Group is our ideal partner, given its remarkable business, distinguished management team and compelling growth opportunities. Moreover, the Broadmark Group can benefit from our team’s sponsorship and the access to the public equity markets. With additional resources and coverage of the public company, the prospects look even brighter and we look forward to being a part of it. I’d like to conclude by thanking everyone again for their time.

Sean Hehir:
For additional information on the proposed transaction, see Trinity Merger Corp’s current report on Form 8-K and the Registration Statement on Form S-4 filed by Trinity Sub Inc., each of which can be obtained without charge at the website of the SEC. We currently anticipate the transaction closing in early November. For any questions, please feel free to follow up with B. Riley FBR, our capital markets advisor. This concludes today’s call and thank you once again for your interest.

Operator:	That concludes the Trinity Merger Corp and Broadmark Group Investor call. Enjoy the rest of your day!

Additional Information

In connection with the proposed transaction, Trinity Sub Inc. has filed a Registration Statement on Form S-4, which includes a preliminary joint proxy and consent solicitation statement/prospectus of Trinity Merger Corporation (“Trinity”).  The Registration Statement on Form S-4 remains subject to further amendment and completion.  Following the time the Registration Statement on Form S-4 is declared effective by the Securities and Exchange Commission (“SEC”) and the setting of a record date established for voting on the proposed transaction, Trinity will mail a definitive joint proxy and consent solicitation statement/prospectus and other relevant documents to its stockholders.  Investors and security holders of Trinity are advised to read the preliminary joint proxy and consent solicitation statement/prospectus, and amendments thereto, and the definitive joint proxy and consent solicitation statement/prospectus in connection with Trinity’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the joint proxy and consent solicitation statement/prospectus contains important information about the proposed transaction and the parties to the proposed transaction.  Stockholders will also be able to obtain copies of the Registration Statement and joint proxy and consent solicitation statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Trinity Merger Corp., 55 Merchant Street, Suite 1500, Honolulu, HI 96813.

Participants in the Solicitation

Trinity, Trinity Sub Inc. and Broadmark and their respective directors, executive officers, other members of management, employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Trinity’s stockholders and the Broadmark’s members in connection with the proposed transaction.  Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Trinity’s directors and officers in Trinity’s filings with the SEC, including Trinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019, and the names and interests in the proposed transaction of Broadmark’s directors and managers, disclosed in the joint proxy statement consent solicitation statement/prospectus relating to the proposed business combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions.  These forward-looking statements include statements regarding Trinity’s industry, future events, the proposed transaction between Trinity and Broadmark, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts.  These statements are based on the current expectations of Trinity’s management and are not predictions of actual performance.  These statements are subject to a number of risks and uncertainties regarding Trinity’s businesses and the transaction, and actual results may differ materially.  These risks and uncertainties include, but are not limited to, changes in the business environment in which Trinity operates, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Trinity operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Trinity’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the approval of the stockholders of Trinity or Broadmark’s members or a contemplated amendment to Trinity’s outstanding warrants is not obtained; failure to complete the previously disclosed contemplated PIPE financing expected to be completed in connection with the business combination; failure of Broadmark Realty to qualify as a REIT; failure of Broadmark Realty to obtain approval to list its common stock on the NYSE or maintain its listing on the Nasdaq Capital Market; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of Trinity and Broadmark; uncertainty as to the long-term value of Broadmark Realty’s common stock; and those discussed in the Trinity’s Annual Report on Form 10-K for the year ended December 31, 2018 under the heading “Risk Factors”, as updated from time to time by Trinity’s Quarterly Reports on Form 10-Q and other documents of Trinity on file with the SEC or in the joint proxy and consent solicitation statement/prospectus relating to the proposed business combination.  There may be additional risks that Trinity presently does not know or that Trinity currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.  In addition, forward-looking statements provide Trinity’s expectations, plans or forecasts of future events and views as of the date of this communication.  Trinity anticipates that subsequent events and developments will cause Trinity’s assessments to change.  However, while Trinity may elect to update these forward-looking statements at some point in the future, Trinity specifically disclaims any obligation to do so.  These forward-looking statements should not be relied upon as representing Trinity’s assessments as of any date subsequent to the date of this communication.